Filed pursuant to Rule 424(b)(3)
                                                     Registration No. 333-119687


PROSPECTUS

                                1,646,670 Shares

                               VAIL RESORTS, INC.

                                  Common Stock

This prospectus relates to the offer and sale, from time to time, of up to 1,646,670 shares of our common stock by the selling stockholders listed in this prospectus. All of the shares of common stock covered by this prospectus were acquired by the selling stockholders from Apollo Ski Partners, L.P. when Apollo Ski Partners, L.P. distributed the shares of common stock to its partners.

The offer and sale of the common shares covered by this prospectus will be made, if at all, by the selling stockholders listed in this prospectus or by those holders' pledges, donees, transferees, or other successors in interest, in accordance with one or more of the methods described in the plan of distribution. We will not receive any of the proceeds from the sale of any common shares by the selling stockholders.

Our common stock is traded on the New York Stock Exchange under the symbol "MTN." On December 1, 2004, the last sale price of our common stock on the New York Stock Exchange was $22.85 per share.

See "Risk Factors" beginning on page 4 to read about certain risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.






                The date of this Prospectus is December 8, 2004.

                                TABLE OF CONTENTS


                                                                            Page

ABOUT THIS PROSPECTUS.........................................................1
VAIL RESORTS, INC.............................................................2
RISK FACTORS..................................................................3
FORWARD-LOOKING STATEMENTS...................................................12
USE OF PROCEEDS..............................................................13
DESCRIPTION OF COMMON STOCK..................................................13
SELLING STOCKHOLDERS.........................................................15
PLAN OF DISTRIBUTION.........................................................17
VALIDITY OF SECURITIES.......................................................19
EXPERTS......................................................................19
WHERE YOU CAN FIND MORE INFORMATION..........................................19
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..............................19

                              ABOUT THIS PROSPECTUS

We may amend or supplement this prospectus from time to time by filing amendments or supplements with the Securities and Exchange Commission. To understand the terms of the common stock offered by this prospectus, you should carefully read this entire prospectus, including any amendments or supplements. You should also read the documents referred to under the heading "Where You Can Find More Information" below for information about us and our financial statements.

When shares of common stock are actually sold, to the extent required, the number of shares to be sold, the purchase price, the public offering price, the names of any agent, dealer or underwriter and any applicable commission or discount with respect to that particular sale and any other required information will be set forth in an accompanying prospectus supplement. A prospectus supplement also may update or change information contained in the basic prospectus.

When acquiring the common stock discussed in this prospectus, you should rely only on the information provided in this prospectus and the prospectus supplement, including the information incorporated by reference. Neither we, nor any underwriters or agents have authorized anyone to provide you with different information. We are not offering common stock in any state where such an offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference, is truthful or complete at any date other than the date mentioned on the cover page of those documents.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to "Vail Resorts," "we," "us," "our" or similar references mean Vail Resorts, Inc. together with its subsidiaries.

                               VAIL RESORTS, INC.

We were organized as a holding company in 1997 and operate through various subsidiaries. Our operations are grouped into three segments: Mountain, Lodging and Real Estate, which represented approximately 69% ($500.4 million in revenues), 25% ($176.3 million in revenues) and 6% ($45.1 million in revenues), respectively, of our revenues for the 2004 fiscal year. We had a net loss of approximately $6.0 million in the 2004 fiscal year. Our Mountain segment owns and operates five premier ski resort properties which provide a comprehensive resort experience throughout the year to a diverse clientele with an attractive demographic profile. Our Lodging segment owns and/or manages a collection of luxury hotels, a destination resort at Grand Teton National Park and certain strategic lodging properties located in proximity to our mountain operations. Collectively, the Mountain and Lodging segments are considered the Resort Segment. Our Real Estate segment holds, develops, buys and sells real estate in and around our resort communities.

Our principal office is located at Vail Resorts, Inc., 137 Benchmark Road, Avon, Colorado 81620, and our telephone number is (970) 845-2500. Our Internet website address is www.vailresorts.com.

                                  RISK FACTORS

In addition to the other information in this prospectus and the documents incorporated and deemed to be incorporated herein, you should carefully consider the following risks before making an investment decision. We believe that this section entitled "Risk Factors" includes all material risks relating to our business and this offering.

Risks Related to Our Business

Our business is seasonal. Our Mountain and Lodging operations are seasonal in nature. In particular, revenues and profits for all of our Mountain and most of our Lodging operations are substantially lower, and historically result in losses, from late spring to late fall. Conversely, Grand Teton Lodge Company ("GTLC"), the Company's golf operations and certain managed properties' peak operating seasons occur during the summer months while the winter season generally results in operating losses. However, revenues and profits generated by GTLC's summer operations, the Company's golf operations and management fees from those managed properties are not sufficient to fully offset our off-season losses from our Mountain and other Lodging operations. During the 2004 fiscal year, 77.4% of total Resort (Mountain and Lodging combined) revenues were earned during the second and third fiscal quarters. Quarterly results may also be materially affected by the timing of snowfall and other unforeseen external factors. Therefore, the operating results for any three-month period are not necessarily indicative of the results that may be achieved for any subsequent fiscal quarter or for a full fiscal year.

We are subject to unfavorable weather conditions. The ability to attract visitors to ski resorts is influenced by weather conditions and by the amount and timing of snowfall during the ski season. Unfavorable weather conditions can adversely affect skier visits, and adversely affect our revenues and profits. In the past 20 years, our Colorado ski resorts have averaged between 20 and 30 feet of annual snowfall and Heavenly has averaged yearly snowfall of between 25 and 35 feet, significantly in excess of the average for U.S. ski resorts. However, there is no assurance that our resorts will receive seasonal snowfalls near the historical average in the future. Also, the early season snow conditions and skier perceptions of early season snow conditions influence the momentum and success of the overall season. In addition, a severe and prolonged drought could affect our otherwise adequate snowmaking water supplies. Unfavorable weather conditions such as drought, hurricanes, tropical storms and tornadoes can adversely affect our other resorts and lodging properties as vacationers tend to delay or postpone vacations if weather conditions differ from those that typically prevail at such resorts for a given season. There is no way for us to predict future weather patterns or the impact that weather patterns may have on results of operations or visitation.

We depend on a seasonal workforce. Our Mountain and Lodging operations are largely dependent on a seasonal workforce. We recruit worldwide to fill staffing needs each season and utilize visas to enable the use of foreign workers. In addition, we manage seasonal wages and the timing of the hiring process to ensure the appropriate workforce is in place. While we do not currently foresee the need to increase seasonal wages to attract employees, we cannot guarantee that such an increase will not be necessary in the future. In addition, we cannot guarantee that we will be able to obtain the visas necessary to hire foreign workers who are an important source for the seasonal workforce. Increased seasonal wages or an inadequate workforce could have an adverse impact on our results of operations; however, we are unable to predict with any certainty whether such situations will arise or the potential impact on results of operations.

We are currently the subject of an SEC investigation. In October 2002, after voluntary consultation with the SEC staff on the appropriate accounting, we restated and reissued our historical financial statements for fiscal 1999--2001, reflecting a revision in the accounting treatment for recognizing revenue on initiation fees related to the sale of memberships in private clubs.

In February 2003, the SEC informed us that it had issued a formal order of investigation with respect to us. In October 2003, the SEC issued a subpoena to us to produce documents related to several matters, including the sale of memberships in private clubs. In November 2003, the SEC issued an additional subpoena to us to produce documents related primarily to the restated items included in our Form 10-K for the year ended July 31, 2003. In April, June and October 2004, the SEC issued additional subpoenas to us and made, and continues to make, voluntary requests to us to provide documents and information primarily related to further information on prior requests, as well as other items. Certain of our current and former officers and employees have appeared or are expected to appear

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for testimony before the SEC pursuant to subpoena. We are fully cooperating with the SEC in its investigation. We are unable to predict the outcome of the investigation or any action that the SEC might take, including the imposition of fines and penalties, or other available remedies. Any adverse development in connection with the investigation, including any expansion of the scope of the investigation, could have a material adverse effect on us, including diverting the efforts and attention of our management team from our business operations.

We are subject to economic downturns. Skiing, travel and tourism are discretionary recreational activities that can be impacted by a significant economic slowdown, which, in turn, could impact our operating results. The extended economic downturn in recent years negatively impacted our operating results although we had historically been relatively unaffected by economic downturns. There can be no assurance that a continued or future decrease in the amount of discretionary spending by the public would not have an adverse effect on us.

Our cost reduction plan might fail to achieve anticipated cost savings and operational efficiencies. We made favorable changes to our cost structure in fiscal 2004 through a $25.0 million cost reduction plan. We cannot assure you that we can maintain the cost savings implemented under the plan. We also cannot assure you that the changes to the cost structure will not cause unanticipated negative impacts to guest services, which could lead to adverse effects on us. Additionally, we cannot assure you that these cost savings may not be outweighed by cost increases in other areas.

We face significant competition. The ski resort and lodging industries are highly competitive. The number of people who ski in the United States (as measured in skier visits) has generally ranged between 52 million and 57 million annually over the last decade, with approximately 57.1 million visits for the 2003/2004 ski season. The factors that we believe are important to customers include:

     o    proximity to population centers;

     o    availability and cost of transportation to ski areas;

     o ease of travel to ski areas (including direct flights by major airlines);

     o    pricing of products and services;

     o    snowmaking facilities;

     o    type and quality of skiing offered;

     o    duration of the ski season;

     o    weather conditions;

     o    number, quality and price of related services and lodging; and

     o    reputation.

We have many competitors for our ski vacationers, including other major resorts in Colorado, Lake Tahoe and other major destination ski areas worldwide. Our destination guests can choose from any of these alternatives, as well as non-skiing vacation destinations around the world. In addition, other forms of leisure such as attendance at movies, sporting events and participation in other indoor and outdoor recreational activities are available to potential guests.

RockResorts International, LLC ("RockResorts") hotels and our other hotels compete with numerous other hotel companies that may have greater financial resources than we do. Many of our competitors in both the Mountain and Lodging segments may be able to adapt more quickly to changes in customer requirements or devote greater resources to promotion of their offerings than we can. We believe that developing and maintaining a competitive advantage will require continued investment by us in our resorts. We cannot assure you that we will have sufficient

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resources to make the necessary investments to do so, and we cannot assure you that we will be able to compete successfully in this market or against such competitors.

In addition, each of our hotels competes with other hotels in its geographic area. A number of additional hotel rooms have been or may be built in the geographic areas in which our hotels are located, which could adversely affect the results of operations of these hotels. An oversupply of hotel rooms could adversely affect both occupancy and rates in the markets in which our hotels are located. A significant increase in the supply of mid-price, upscale, and luxury hotel rooms and suites, if demand fails to increase proportionately, could have an adverse effect on our business, financial condition and results of operations.

Our recent or future acquisitions might not be successful. In recent years, we have acquired a major ski resort and several other destination resorts and hotel properties, including Heavenly Ski Resort, RockResorts and its associated management contracts, The Lodge at Rancho Mirage and The Vail Marriott Mountain Resort & Spa, as well as developable land in proximity to such resorts. We cannot assure you that we will be able to continue to successfully integrate and manage these acquired properties profitably or increase our profits from these operations. We continually evaluate potential acquisitions and intend to actively pursue acquisition opportunities, some of which could be significant. We would face various risks from additional acquisitions, including:

     o    inability to integrate acquired businesses into our operations;

     o    potential goodwill impairment;

     o    diversion of our management's attention;

     o    potential increased debt leverage; and

     o    unanticipated problems or liabilities.

Similar problems from future acquisitions could adversely affect our operations and financial performance. In addition, we run the risk that any new acquisitions may fail to perform in accordance with our expectations, and that our estimates of the costs of improvements for such properties may prove inaccurate.

Our future development plans might not be successful. We have significant development plans for our operations. Specifically, our development plans include:

     o continued work on the Vail redevelopment, including the redevelopment of the Lionshead base area and other land holdings located within the Town of Vail;

     o    the Jackson Hole area residential and golf development;

     o    expansion of the Red Sky residential development;

     o two proposed developments at the base areas of Breckenridge Peaks 7 and 8; and

     o additional planning and development projects in and around each of the Company's resorts.

We could experience significant difficulties initiating or completing these projects, including:

     o    delays in completion;

     o    inaccurate cost estimates;

     o    difficulty in meeting pre-sale targets;

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     o    difficulty in receiving the necessary regulatory approvals; and

     o    difficulty in obtaining qualified subcontractors.

The Company generally pre-sells residential units to ensure the economic viability of a development project. In order to mitigate the risks of development projects the Company sets pre-sell targets which generally allow the Company to achieve sales revenues adequate to cover projected development costs prior to the commencement of construction. The targets are set by management, and approved by the board of directors. The Company strives to meet its pre-sale targets in the period between the commencement of the marketing of a development and the planned commencement of construction. The periods have historically ranged between two and twelve months.

All of these development plans are designed to make our resorts attractive to our clients and to keep us competitive. If we are not successful in implementing our development plans, our clients may choose to go to other resorts that they perceive have better amenities and our results of operations could be materially affected.

We may not be able to fund our development plans. Our ability to fund our development plans will depend on our ability to generate sufficient cash flow from operations and/or our ability to borrow from third parties. We cannot assure you that our operations will be able to generate sufficient cash flow to fund such development costs, or that we will be able to obtain sufficient financing on adequate terms, or at all. Our ability to generate cash flow and our ability to obtain third-party financing will depend upon many factors, including:

     o    our future operating performance;

     o general economic conditions and economic conditions affecting the resort industry, the ski industry and the real estate project financing market;

     o    our ability to hire and retain employees at reasonable cost;

     o    our ability to meet our pre-sell targets on our development projects;

     o    competition; and

     o legislative and regulatory matters affecting our operations and business.

Some of these factors are beyond our control. Any inability to generate sufficient cash flows from operations or to obtain adequate third-party financing could cause us to delay or abandon certain development plans which could have a material adverse effect on our operating results and financial condition.

Terrorist acts upon the United States and acts of war (actual or threatened) could have a material adverse effect on us. The terrorist acts carried out against the United States on September 11, 2001 have had an adverse effect on the global travel and leisure industry. The war with Iraq and its aftermath also had a materially adverse effect on us. We cannot guarantee if or when normal travel and vacation patterns will resume. Additional terrorist acts against the United States and the threat of or the actual act of war by or upon the United States could result in further degradation of discretionary travel, upon which our operations are highly dependent. Such degradation could have a material adverse impact on our results of operations.

Unforeseen global events could adversely impact us. The SARS epidemic in the spring of 2003 adversely impacted the international travel industry and, consequently, adversely impacted our business. Other such events of a global nature could also adversely impact discretionary travel, upon which our operations are highly dependent, which could have a material adverse impact on our results of operations.

We rely on government permits. Virtually all of our ski trails and related activities at Vail, Breckenridge, Keystone and Heavenly and a majority of Beaver Creek are located on federal land. The United States Forest Service (the "Forest Service") has granted us permits to use these lands, but maintains the right to review and approve many

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operational matters, as well as the location, design and construction of improvements in these areas. Currently, our permits expire October 31, 2031 for Vail, December 31, 2029 for Breckenridge, December 31, 2032 for Keystone, December 31, 2038 for Beaver Creek and May 1, 2042 for Heavenly. The Forest Service can terminate most of these permits if, in its opinion, such termination is required in the public interest. A termination of any of our permits would adversely affect our business and operations.

We have applied for several new permits or other approvals for improvements and new development. These efforts, if not successful, could impact our expansion efforts as currently contemplated. Furthermore, Congress may increase the fees we pay to the Forest Service for use of these federal lands.

GTLC operates three resort properties within Grand Teton National Park under a concession contract with the National Park Service that expired on December 31, 2002. This contract was extended for two years through December 31, 2004, or until such time a new contract is awarded, whichever occurs first. The new contract for this concession is subject to a competitive bidding process under the rules promulgated to implement the concession provisions of the National Park Omnibus Management Act of 1998. The bidding and renewal process was expected to occur in early to mid-2004 but has been delayed and we anticipate receiving another extension of our existing contract for at least one year. We cannot predict or guarantee the prospects for success in being awarded a new contract, although we believe GTLC is well-positioned to obtain a new concession contract on satisfactory terms. In the event GTLC is not the successful bidder for the new concession contract, under the existing contract, GTLC is required to sell to the new concessionaire its "possessory interest" in improvements and its other property used in connection with the concession operations. GTLC would then be entitled to be compensated by the successful bidder for the value of its "possessory interest" in the assets. Under an amendment to the contract, in the summer of 2003, GTLC and the National Park Service agreed upon the value to be contained in the prospectus soliciting bids for the contract.

We are subject to litigation in the ordinary course of business. We are, from time to time, subject to various legal proceedings and claims, either asserted or unasserted. Any such claims, whether with or without merit, could be time-consuming and expensive to defend and could divert management's attention and resources. While management believes we have adequate insurance coverage and accrued loss contingencies for all known matters, we cannot assure that the outcome of all current or future litigation will not have a material adverse effect on us. For a more detailed discussion of our legal proceedings see "Legal Proceedings" and Note 12 to "Consolidated Financial Statements" included in our Annual Report on Form 10-K for the fiscal year ended July 31, 2004.

We are subject to extensive environmental laws and regulations in the ordinary course of business. Our operations are subject to a variety of federal, state and local environmental laws and regulations including those relating to emissions to the air, discharges to water, storage, treatment and disposal of wastes, land use, remediation of contaminated sites and protection of natural resources such as wetlands. For example, future expansions of certain of our ski facilities must comply with applicable forest plans approved under the National Forest Management Act or local zoning requirements. Our facilities are subject to risks associated with mold and other indoor building contaminants. From time to time, our operations are subject to inspections by environmental regulators or other regulatory agencies. We are also subject to worker health and safety requirements. We believe our operations are in substantial compliance with applicable material environmental, health and safety requirements. However, our efforts to comply do not remove the risk that we may be held liable, incur fines or be subject to claims for damages, and that the amount of any liability, fines, damages or remediation costs may be material for, among other things, the presence or release of regulated materials at, on or emanating from properties we now or formerly owned or operated, newly discovered environmental impacts or contamination at or from any of our properties, or changes in environmental laws and regulations or their enforcement. For a more detailed discussion of our mold remediation efforts see and Notes 13 to "Consolidated Financial Statements" included in our Annual Report on Form 10-K for the fiscal year ended July 31, 2004.

Implementation of existing and future legislation, rulings, standards and interpretations from the FASB or other regulatory bodies could affect the presentation of our financial statements and related disclosures. Future regulatory requirements could significantly change our current accounting practices and disclosures. Such changes in the presentation of our financial statements and related disclosures could change your interpretation or perception of our financial position and results of operations.



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We are subject to the risks of brand concentration. We are subject to the potential risks associated with concentration of our hotels under the RockResorts brand and the brand image associated with each of our ski areas. A negative public image or other adverse event which becomes associated with one of our brands could adversely affect our revenues and profitability.

Our future growth and real estate development requires additional capital whose availability is not assured. We intend to make significant investments in our resorts to maintain our competitive position. We spent approximately $63.0 million, $106.3 million and $76.2 million in the fiscal years ended July 31, 2004, 2003 and 2002, respectively, on capital expenditures (primarily related to our Mountain and Lodging segments) and we have made investments of approximately $27.8 million, $22.6 million and $68.7 million in fiscal years 2004, 2003 and 2002, respectively, in our real estate developments. We expect to continue making substantial resort capital expenditures and investments in real estate development. We have not yet finalized a capital budget for calendar 2005; however, at this time, we anticipate capital expenditures (primarily related to our Mountain and Lodging segments) will be consistent with the approximately $61.9 million calendar 2004 budget. Based on the status of several specific real estate projects, we will continue to invest significant amounts in real estate over the next several years. We could finance future expenditures from any of the following sources:

     o    cash flow from operations;

     o    bank borrowings;

     o    public offerings of debt or equity;

     o    private placements of debt or equity;

     o    non-recourse, sale leaseback or other financing; or

     o    some combination of the above.

We might not be able to obtain financing for future expenditures on favorable terms or at all.

Future changes in the real estate market could affect the value of our investments. We have extensive real estate holdings near our mountain resorts and in Wyoming. We plan to make significant additional investments in developing property at all of our resorts. The value of our real property and the revenue from related development activities may be adversely affected by a number of factors, including:

     o    national and local economic climate;

     o local real estate conditions (such as an oversupply of space or a reduction in demand for real estate in an area);

     o attractiveness of the properties to prospective purchasers and tenants;

     o    competition from other available property or space;

     o    our ability to obtain adequate insurance;

     o    unexpected construction costs or delays;

     o    government regulations and changes in real estate, zoning or tax laws;

     o    interest rate levels and the availability of financing; and

     o    potential liabilities under environmental and other laws.

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If we do not retain our key personnel, our business may suffer. The success of our business is heavily dependent on the leadership of our key management personnel, including our Chief Executive Officer, Adam M. Aron, our Chief Financial Officer, Jeffrey W. Jones, each of our Senior Vice Presidents, the President of Rockresorts and the President of Vail Resorts Development Company. If any of these persons were to leave our company, it would be difficult to replace them, and our business could be harmed. We do not have "key-man" life insurance.

Risks Relating to This Offering and Our Capital Structure

Future sales of shares of our common stock could depress the price of the common stock. Future sales of common stock by us or our existing shareholders could adversely affect the prevailing market price of the common stock. As of November 10, 2004, we had 35,421,947 shares of common stock outstanding of which 23,689,652 are freely tradeable without restriction. As of November 10, 2004, we had approximately 11,732,295 shares of common stock outstanding which are freely tradeable except for the fact that such shares are beneficially owned by people who may be deemed "affiliates" (including the shares included in this prospectus), and consequently, those shares can be resold in the public market only if registered with the Securities and Exchange Commission or pursuant to an exemption from registration.

In general, under Rule 144 as currently in effect, an "affiliate" is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly reported trading volume of the common stock during the four calendar weeks preceding the date on which notice of such sale is given, provided certain manner of sale and notice requirements as to the availability of current public information are satisfied (which requirements as to the availability of current public information is currently satisfied). Under Rule 144(k), a person who is not deemed an "affiliate" at any time during the three months preceding a sale by such person would be entitled to sell such shares without regard to volume limitations, manner of sale provisions, notification requirements or the availability of current public information concerning the company, provided that a period of at least two years has elapsed since the later of the date the common stock was acquired from the company or from an affiliate of the company.

As of November 10, 2004, we had 3,062,903 shares of common stock underlying vested stock options and 2,057,062 shares of common stock underlying stock options that have not yet vested that may be sold in the future.

We cannot predict what effect, if any, that future sales of such restricted shares and the shares issuable upon exchange of stock options, or the availability of shares for future sale, will have on the market price of the common stock from time to time. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the common stock and could impair our ability to raise additional capital through an offering of our equity securities.

Our stock price is highly volatile. The market price of our stock is highly volatile and subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

     o    quarterly variations in our operating results;

     o operating results that vary from the expectations of securities analysts and investors;

     o changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors or such guidance provided by us;

     o    announcements of new services by us or our competitors;

     o announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

     o    additions or departures of key personnel;

     o    future sales of our securities;

     o    trading and volume fluctuations;

     o    changes in the weather;

     o    seasonal fluctuations; and

     o    other unforeseen events.

Stock markets in the United States often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions such as a recession or interest rate or currency rate fluctuations, could adversely affect the market price of our stock.

We have not historically paid cash dividends to our common shareholders. Other than a rights distribution in October 1996 which gave each stockholder of record the right to receive $2.44 per share of common stock held, we have never declared or paid any cash dividends on our common stock. Payment of any future dividends on our common stock will depend upon our earnings and capital requirements, the terms of our debt instruments and preferred stock and other factors our board of directors considers appropriate.

Anti-takeover provisions affecting us could prevent or delay a change of control that is beneficial to you. Provisions of our certificate of incorporation and bylaws, provisions of our debt instruments and other agreements and provisions of applicable Delaware law and applicable federal and state regulations may discourage, delay or prevent a merger or other change of control that holders of our securities may consider favorable. These provisions could:

     o    delay, defer or prevent a change in control of our company;

     o    discourage bids for our securities at a premium over the market price;

     o adversely affect the market price of, and the voting and other rights of the holders of, our securities; or

     o impede the ability of the holders of our securities to change our management.

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations. We have a significant amount of indebtedness. On July 31, 2004, we had total indebtedness of $625.8 million.

Our substantial indebtedness could have important consequences to you. For example, it could:

     o    make it more difficult for us to satisfy our obligations;

     o increase our vulnerability to general adverse economic and industry conditions;

     o require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

     o limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     o place us at a competitive disadvantage compared to our competitors that have less debt; and

     o    limit our ability to borrow additional funds.

In addition, the indenture governing the 6.75% senior subordinated notes and our credit facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. For example, the indenture and the credit facility contain a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things,

     o    incur additional debt;

     o    pay dividends and make other restricted payments;

     o    create liens;

     o    make investments;

     o    engage in sales of assets and subsidiary stock;

     o    enter into sale-leaseback transactions;

     o    enter into transactions with affiliates;

     o transfer all or substantially all of our assets or enter into merger or consolidation transactions; and

     o    make capital expenditures.

Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts. Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture do not fully prohibit us or our subsidiaries from doing so. Our credit facility permits additional borrowings of up to $212.6 million (as of July 31, 2004). If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

There are restrictions imposed by the terms of our indebtedness. The operating and financial restrictions and covenants in our credit facility and the indenture governing the 6.75% senior subordinated notes may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. In addition, there can be no assurance that we will meet the financial covenants contained in our credit facility. If we breach any of these restrictions or covenants, or suffer a material adverse change which restricts our borrowing ability under our credit facility, we would be unable to borrow funds thereunder without a waiver, which inability could have an adverse effect on our business, financial condition and results of operations. A breach could cause a default under the notes and our other debt. Our indebtedness may then become immediately due and payable. We may not have or be able to obtain sufficient funds to make these accelerated payments, including payments on the notes.

To service our indebtedness, we will require a significant amount of cash, generation of which depends on many factors beyond our control. Our ability to make payments on and to refinance our indebtedness, including our 6.75% senior subordinated notes, and to fund planned capital expenditures and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our credit facility will be adequate to meet our future liquidity needs for at least the next twelve months.

We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our credit facility and the notes, on commercially reasonable terms or at all.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws. Forward-looking statements may include the words "may," "will," "plans," "estimates," "anticipates," "believes," "expects," "intends" and similar expressions. Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected or assumed in our forward-looking statements. These factors, risks and uncertainties include, among others, the following:

     o    the existing SEC formal investigation of us;

     o    economic downturns;

     o    terrorist acts upon the United States;

     o    threat of or actual war;

     o    unfavorable weather conditions;

     o our ability to obtain financing on terms acceptable to us to finance our capital expenditure and growth strategy;

     o    our ability to develop our resort and real estate operations;

     o    competition in our Mountain and Lodging businesses;

     o    loss of hotel management contracts;

     o    our reliance on government permits for our use of federal land;

     o    our ability to integrate and successfully operate future acquisitions;

     o    adverse consequences of current or future legal claims; and

     o    adverse changes in the real estate market.

Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. We do not intend, and we undertake no obligation, to update any forward-looking statement. We urge you to review carefully "Risk Factors" in this prospectus for a more complete discussion of the risks of an investment in our securities.

                                 USE OF PROCEEDS

The proceeds from the sale of the shares of common stock offered by this prospectus, if any, will be received directly by the selling stockholders and we will not receive any proceeds from the sale of these shares.

                           DESCRIPTION OF COMMON STOCK

The following summary description of our common stock is based on the provisions of our amended and restated certificate of incorporation and amended and restated by-laws and the applicable provisions of the Delaware General Corporation Law. This information may not be complete in all respects and is qualified entirely by reference to the provisions of our amended and restated certificate of incorporation, amended and restated by-laws and the Delaware General Corporation Law. For information on how to obtain copies of our amended and restated certificate of incorporation and amended and restated by-laws, see "Where You Can Find More Information."

Common Stock

Our authorized capital stock consists of 80,000,000 shares of common stock, par value $0.01 per share. As of November 10, 2004, there were approximately 35,421,947 shares of common stock issued and outstanding held by approximately 525 holders of record. The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated by-laws are only summaries, and we encourage you to review complete copies of our amended and restated certificate of incorporation and amended and restated by-laws, which we have filed previously with the SEC.

All outstanding shares of common stock are validly issued, fully paid and non-assessable. Subject to the prior rights of the holders of any preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors may from time to time determine. The holders of shares of common stock will have no preemptive or subscription rights to purchase any of our securities. In the event of our liquidation, dissolution, winding up or distribution of our assets, the holders of common stock are entitled to receive pro rata the assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock, if any, then outstanding. Each outstanding share of common stock is entitled to vote on all matters submitted to a vote of stockholders.

Delaware Law and Certain Provisions of our Certificate of Incorporation and By-Laws

Statutory Provisions. We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law ("Delaware Law"). In general,
Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the time such person became an interested stockholder unless (i) prior to the time such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding (1) shares owned by persons who are both officers and directors of the corporation and (2) held by certain employee stock ownership plans) or (iii) at or subsequent to the time the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

Directors Liability and Indemnification. Our Amended and Restated Certificate of Incorporation (the "Certificate") provides that to the fullest extent permitted by the Delaware General Corporation Law or other applicable law, directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware Law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repur-chases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provision of the Certificate is to eliminate our rights and our stockholders rights (through stockholders' derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate our rights or any right of our stockholders to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our bylaws provide that we shall indemnify our directors, officers and employees to the fullest extent permitted by applicable law.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as director, or to bring other business before an annual meeting of our stockholders (the "Stockholder Notice Procedure").

The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, our board, or by a stockholder who has given timely written notice to our principal executive offices prior to the meeting at which directors are to be elected, will be eligible for election as directors. The Stockholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been properly brought before the meeting by, or at the direction of, our board or by a stockholder who has given timely written notice to our principal executive offices of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, to be timely, notice of stockholder nominations or proposals to be made at an annual or special meeting must be received by us not less than 30 days prior to the scheduled date of the meeting (or, if less than 60 days' notice of the date of the meeting is given, the 9th day following the day such notice was made).

Under the Stockholder Notice Procedure, a stockholder's notice to us proposing to nominate a person for election as a director must contain certain information about the nominating stockholder and the proposed nominee. Under the Stockholder Notice Procedure, a stockholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing stockholder. If the officer presiding at a meeting determines that a person was not nominated, or other business was not properly brought before the meeting, in accordance with the Stockholder Notice Procedure, such person will not be eligible for election as a director, or such business will not be transacted at such meeting, as the case may be.

By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure affords our board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by our board, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the Stockholder Notice Procedure also provides a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by our board, provides our board with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to our board's position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

Although our by-laws do not give our board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, the foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deferring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Written Consent of Stockholders. Our by-laws provide that stockholders may consent to corporate action by written consent without a meeting. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to our secretary, request that our board of directors fix a record date. Written consents shall be delivered to us by delivery to our registered office in Delaware, our principal place of business, or to any of our officers or agents having custody of the book in which proceedings of meetings of stockholders are recorded, by hand or by certified or registered mail, return receipt requested (the "Delivery Requirements"). We will engage independent inspectors of elections for the purpose of performing promptly a minis-terial review of the validity of the consents and revocations. For the purpose of permitting the inspectors to perform such review, no action by written consent without a meeting shall be effective until such date as the independent inspectors certify to us that the consents delivered to us in accordance with the Delivery Requirements represent at least the minimum number of votes that would be necessary to take the corporate action. Our board of directors or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the independent inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation). The written consents shall be effective to take the corporate action referred to therein only if, within sixty (60) days of the earliest dated written consent received in accordance with the Delivery Requirements, a written consent or consents signed by a sufficient number of holders to take action are delivered to us pursuant to the Delivery Requirements.

Certain Effects of Authorized but Unissued Stock. As of November 10, 2004, there were 44,578,053 shares of common stock authorized but unissued, and 25,000,000 shares of preferred stock authorized but unissued, for future issuance without additional stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future offerings to raise additional capital or to facilitate corporate acquisitions.

The issuance of preferred stock could have the effect of delaying or preventing a change in our control. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of us.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the common stock is Wells Fargo Bank Minnesota, N.A.

In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution, subject to any prior rights of any holders of preferred stock, if any, then outstanding.

                              SELLING STOCKHOLDERS

Background

All of the 1,646,670 shares of common stock covered by this prospectus were acquired by the selling stockholders listed in the table below from Apollo Ski Partners, L.P. when Apollo Ski Partners, L.P. distributed the shares of common stock to its partners. Apollo distributed the shares to its partners in proportion to each partner's interest in the partnership. Apollo Ski Partners, L.P. did not dissolve after this distribution and continues to exist as a partnership. In connection with such distribution to the selling stockholders listed below, we agreed to prepare and file with the SEC the registration statement of which this prospectus is a part registering the resale of those shares by the selling stockholders.

Beneficial Ownership

The table below provides the following information:

     o the names of the selling stockholders as of the date of this prospectus;

     o the number of common shares that each such holder may offer and sell from time to time under this prospectus; and

     o the number of common shares beneficially owned by each such holder as of the date of this prospectus and as of the completion of the offering to which this prospectus relates, in each case as determined in accordance with applicable rules promulgated by the SEC.

The information presented in this table assumes that the selling stockholders will sell all of the shares offered under this prospectus. However, because the selling stockholders may sell all, some, or none of their shares under this prospectus, or in another permitted manner (including, for example in private transactions, pursuant to Rule 144 or otherwise in public market transactions), no assurances can be given as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of the offering to which this prospectus relates.

This table is prepared based upon information supplied to us by the listed selling stockholders. However, since the date on which the information in this table is presented, the selling stockholders listed in this table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares or may have acquired additional shares. The shares covered by this prospectus may be offered from time to time by the selling stockholders named below or by their pledges, donees, transferees, or other successors in interest. Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary or required.

The applicable percentages of ownership are based on an aggregate of 35,421,947 shares of Common Stock issued and outstanding on November 10, 2004.


                                                Common Stock                                Common Stock
                                            Beneficially Owned Prior                  Beneficially Owned After
                                              to the Offering                                the Offering
                                          ------------------------------              ---------------------------
                                                                             Maximum
                                                                            Number of
                                                                            Shares of
                                                                             Common
                                                            Percent of       Stock      Number of
                                             Number of       Common          Which      Shares of    Percent of
                                             Shares of      Stock Out-       May Be      Common     Common Stock
Selling Stockholders                        Common Stock    standing(1)      Offered     Stock      Outstanding

Andy Africk..........................            1,501           *              1,501      0             0%
Apollo Investment Fund, L.P..........          200,000           *            200,000      0             0%
Jeff Benjamin........................           18,014           *             18,014      0             0%
Larry Berg...........................            1,501           *              1,501      0             0%
Leon D. Black (2) ...................          738,890         2.09%          738,890      0             0%
Debra Black..........................          141,112           *            141,112      0             0%
Sandi Brill..........................              600           *                600      0             0%
Peter Copses.........................           27,094           *             27,094      0             0%
Robert Falk..........................           18,014           *             18,014      0             0%
Michael S. Gross.....................           97,579           *             84,429   13,150           *
John J. Hannan (2) (3) ..............          157,742           *            157,742      0             0%
Josh Harris (2)......................            9,044           *              9,044      0             0%
Robert A. Katz (2) (4) ..............           20,545           *             10,545   10,000           *
Kemble Limited.......................           92,253           *             92,253      0             0%
William Mack (5) ....................           69,002           *             61,502    7,500           *
Marc J. Rowan  (2) (6) ..............           97,579           *             84,429   13,150           *
All selling stockholders, as a group         1,690,470         4.77%        1,646,670   43,800           *


(1) Calculated based on 35,421,947 common shares outstanding as of November 10, 2004.

(2) Messrs. Black, Hannan, Harris, Katz, Mack and Rowan are associated with Apollo Advisors. Apollo Advisors is the managing general partner of Apollo Investment Fund, and Apollo Investment Fund is the general partner of Apollo Ski Partners, L.P. From 1992 to October 2004, Apollo Ski Partners held substantially all of the Class A Common Stock of the Company and consequently had the right to elect two-thirds of the members of the Board of Directors of the Company. In addition, Apollo Advisors received a management fee from the Company during this period for management services provided to the Company.

(3)  Mr. Hannan has been a director of the Company since January 2004.

(4)  Mr. Katz has been a director of the Company since June 1996.

(5) Mr. Mack was a director of the Company from January 1993 through September 2004.

(6) Mr. Rowan was a director of the Company from October 1992 through September 2004.

*    Less than 1% of total shares outstanding.



                              PLAN OF DISTRIBUTION

This prospectus relates to the offer and sale from time to time of up to 1,646,670 common shares by the selling stockholders, which includes the holders listed above under the caption "Selling Stockholders" and any of their respective pledges, donees, transferees, or other successors in interest (including successors by gift, partnership distribution or other non-sale-related transfer effected after the date of this prospectus). Any selling stockholders other than those listed above will be identified in a supplement to this prospectus, which will include all required information regarding such selling stockholders. The selling stockholders will act independently of us and one another in making decisions with respect to the timing, manner, and size of each sale of common shares covered by this prospectus.

The sale of the shares by the selling stockholders may be effected from time to time by selling the shares directly to purchasers or through one or more underwriters or broker-dealers. In connection with any such sale, any such underwriters or broker-dealers may act as agent for the selling stockholders or may purchase from the selling stockholders all or a portion of the shares as principal, and any such sale may be made pursuant to any of the methods described below. If the selling stockholders sell the shares through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agents' commissions. The total proceeds to the selling stockholders will be the purchase price of the shares, less any discounts and commissions paid by the selling stockholders. We will not receive any of the proceeds from the selling stockholders' sale of the common shares.

The selling stockholders may be deemed to be "underwriters," within the meaning of the Securities Act.

The selling stockholders may sell the shares in one or more transactions:

     o on the New York Stock Exchange or any other stock exchange or automated interdealer quotation system on which the shares are then listed or traded;

     o    in the over-the-counter market; or

     o    in privately negotiated transactions.

These sales may be effected at:

     o    fixed prices;

     o    prevailing market prices at the time of sale;

     o    varying prices determined at the time of sale; or

     o    negotiated prices.

The shares also may be sold in one or more of the following transactions:

     o block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account;

     o ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers;

     o sales in other ways not involving market makers or established trading markets, including direct sales to purchasers;

     o    short sales;

     o the writing of options, whether or not the options are listed on an options exchange;

     o distribution by a selling stockholder to its partners, members or stockholders;

     o    any other method of sale permitted pursuant to applicable law; and

     o    any combination of any of these methods of sale.

In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the selling stockholders in amounts to be negotiated immediately prior to the sale. Broker-dealers may also receive compensation from purchasers of the shares that is not expected to exceed that customary in the types of transactions involved.

From time to time, the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledges, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder's shares offered under this prospectus will decrease as and when it takes such actions, but the plan of distribution for that selling stockholder will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, including in connection with hedging transactions. In those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover those short sales.

The selling stockholders are not obligated to, and there is no assurance that the selling stockholders will, sell any or all of the shares covered by this prospectus. In addition, the shares that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders also may transfer, devise, or gift the shares by other means not described in this prospectus.

In connection with the distribution by Apollo Ski Partners, L.P. of the common shares covered by this prospectus to the selling stockholders, we agreed to prepare and file with the SEC the registration statement of which this prospectus is a part registering the resale of those shares by the selling stockholders, including the payment of our costs of such filing.


We have agreed to keep the registration statement of which this prospectus is a part effective until the earlier of (i) the six month anniversary of the effective date of the registration statement, or (ii) the date on which all of the shares covered by this registration statement have been sold. However, at any time and from time to time, we may extend or suspend the availability of this prospectus, and direct the selling stockholders accordingly to discontinue offers and sales of their common shares pursuant to this prospectus, if (a) the SEC issues a stop order suspending the effectiveness of the registration statement of which this prospectus is a part, (b) any event occurs or fact exists that would result in this prospectus containing any untrue statement of a material fact or omitting to state a material fact required to be stated herein or necessary to make the statements herein, in light of the circumstances under which they were made, not misleading, or (c) any corporate development (including, without limitation, a potential acquisition or divestiture, a financing, or the review by the SEC of our prior SEC filings) occurs or is pending that, in our reasonable judgment, makes it appropriate to suspend the availability of this prospectus.

                             VALIDITY OF SECURITIES

The validity of the common stock will be passed upon for us by Cahill Gordon & Reindel LLP.

                                     EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended July 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and special reports, proxy statements, any amendments to those reports and other information with the SEC. You may read and copy any documents filed by us with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Reports, proxy statements and information statements, any amendments to those reports and other information filed electronically by us with the SEC are available to the public at the SEC's website at http://www.sec.gov. The Company's SEC information, including the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Act") are also available free of charge on the Company's corporate website (www.vailresorts.com).

We have filed a registration statement on Form S-3 with the SEC relating to the shares covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Vail Resorts, Inc., please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., as well as through the SEC's website.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC's rules allow us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing of the registration statement of which this prospectus forms a part and prior to the effectiveness of such registration statement, as well as any such reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the common stock is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents filed with the SEC:

     o    Our Annual Report on Form 10-K for the year ended July 31, 2004;

     o    Our Current Report on Form 8-K filed on October 25, 2004; and

     o To the extent incorporated by reference into our Annual Report on Form 10-K, our proxy statement for our 2004 Annual Meeting of Stockholders filed on November 19, 2004.



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

We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus, including any beneficial owner of our common stock. To request a copy of any or all of these documents, you should write or telephone us at the following address and telephone number:

                               Vail Resorts, Inc.
                                Post Office Box 7
                              Vail, Colorado 81658
                            Telephone: (970) 845-2500
                          Attention: Investor Relations
                           http://www.vailresorts.com








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